NR08-17

June 20, 2008

Cardero Options Three Mexican Silver-Lead-Zinc Projects
to Ethos Capital Corp.

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that, as part of the Company’s strategy to focus on its pre-eminent Pampa De Pongo and Pampa el Toro Iron Ore deposits in the Marcona District of Peru, it has signed a letter of intent dated June 12, 2008 (“LOI”) with Ethos Capital Corp., a Capital Pool Company listed on the TSX Venture Exchange (“Ethos”), pursuant to which Ethos has been granted an option to earn an interest in the Company’s Santa Teresa, Calera and Coralles Silver-Lead-Zinc projects in Mexico.  The Company understands that this transaction is intended to constitute the qualifying transaction for Ethos.

Pursuant to the LOI, Ethos may earn a 70% interest in each of the properties by making cash payments of $750,000, and issuing an aggregate of two million common shares of Ethos, to Cardero over a three-year period.

Santa Teresa Project

The Santa Teresa property, which consists of 8,140 hectares of exploration concessions (plus an additional 153 hectares of exploration concessions applied for) held 100% by the Company, is located approximately 120 kilometres north-northwest of the city of Saltillo, capital of the state of Coahuila, Mexico.  The property has seen extensive mining activity, as more than 40 sets of historical workings are found along one or more mineralized horizons over a strike length of approximately 10 kilometres.  The workings are thought to date from at least the 1930’s and there is no evidence of any modern exploration or drilling.

Zinc-lead-copper-silver mineralization occurs (primarily as oxides) in replacements of favourable horizons as well as multiple, parallel, shear zones (up to 10 metres wide).  The property hosts Carbonate Replacement Deposit (CRD) type mineralization as well as sedimentary copper (Kupfersciefer-type) mineralization.  Six characterization rock samples (taken by a third party in 2003) returned results ranging between 18.2g/t to 213g/t silver, 0.37% to 49.1% copper (from selective chalcocite-rich samples), 0.37% to 6.69% lead, and 0.33% to 11.45% zinc.

Ethos has advised that it intends to complete an initial exploration program of trenching, sampling, geological mapping and geophysics in order to prioritize targets for drilling.

Calera Project

The Calera project is located in the state of Chihuahua, Mexico, 160 kilometres west of Chihuahua City, and consists of 425 hectares of exploration concessions held by the Company under option from third parties plus an additional 9,700 hectares of exploration concessions held 100% by the Company.  The property was first discovered in 1652, and was the first producer of zinc in Mexico following the discovery of the outcropping La Prieta chimney and associated manto system at the property.

The option agreements with third parties require the following payments in order for the Company to acquire a 100% interest:

-

270 hectares – aggregate payments of USD 785,000 over 5 years to June 3, 2013 (USD 50,000 paid to date)

-

130 hectares – aggregate payments of USD 1,350,000 over 3 years to May 9, 2011 USD 75,000 paid to date)

-

25 hectares – aggregate payments of USD 1,310,000 over 5 years to June 3, 2013 (USD 7,000 paid to date)

Calera is a classic productive CRD system project associated with dioritic dikes.  It lies within an established belt of CRD’s on the Western edge of the Chihuahua Trough, coincident with the Mojave-Sonora Megashear – a fundamental crustal break.  The main ore body, the La Prieta Chimney (which is essentially mined out), outcrops over 40 x 50 metre area at surface and extends for 260 metres along strike (210 metres vertical depth).  The chimney contains massive sphalerite, galena (with silver) and trace chalcopyrite.  The extent of surface alteration and geochemical anomalism is comparable to that surrounding other significant CRD deposits in the belt.  The property has not seen any modern exploration drilling and, with such a demonstrably extensive alteration system, the potential for further discoveries is considerable.  Several targets are essentially drill-ready.

As part of Cardero’s detailed mapping program, four characterization samples of massive sulphide were collected from within remnants of massive sulfide ore pockets inside the La Prieta Chimney.  The mean grade of the four samples was 29.1% zinc, 8.86% lead and 5.08 oz/t silver.  An additional 20 samples were taken over part of the extensive area of alteration (70 x 350 metres).  The mean grades in these un-mineralized rocks were 0.25% zinc, 0.09% lead and 13 g/t silver.  Considering that CRD-style mineralization does not typically support broad alteration haloes, these values are considered extremely anomalous.

Calera’s historical reported production was in excess of 650,000 tons, with reported grades of 50-100 g/t silver, 5-7% lead and 10-25% zinc.  Concentrates reportedly graded 2 kg/t silver, 75% lead and 55% zinc.  Most recently, the deposit was mined between 1967 and 1983 using a small (60 tons/day) metallurgical plant.  Mining ceased once the depth extents of La Prieta had been exhausted and no other exploration was undertaken from surface or underground.

Ethos has advised that it is planning a first phase program of mapping, geochemistry and geophysics with the aim of optimizing drill targets.

Coralles Project

The Coralles project is located in the south of Chihuahua state, 60 kilometres east from Parral, 28 kilometres south-southwest from the city of Jiménez and 110 kilometres south-southeast of the Naica mine of Compañia Maple, S.A. de C.V. (a subsidiary of Industrias Peñoles S.A. de C.V.).  The property consists of 100 hectares of exploration concessions held under option from third parties plus an additional 8,400 hectares of exploration concessions held 100% by the Company.  Corrales is an early stage CRD exploration target with significant mineralization exposed at surface.  The property has been exploited on a small scale by informal miners, exposing mineralization in shallow surface pits.  The property has not seen any modern exploration of any kind.

The option agreement with the third parties requires payments aggregating USD 657,000 (USD 42,000 paid to date) over 5 years to October 23, 2012 in order for the Company to acquire a 100% interest.

The property is comprised of interbedded limestones and dolostones of the Aurora Formation, which are intruded by felsic dikes.  Surface mineralization is spatially related to brown manganiferous calcite veining and to quartz veinlets.  Mineralization consists of galena, zinc-oxides and copper oxides.  The mapped alteration and mineralized zone measures 100-300 metres wide by 1,100 metres in length.

Cardero’s exploration to date has included 203 soil samples (100 x 50 metre sample grid) and 60 rock chip samples.  Multi-element soil anomalies (zinc, lead, silver, copper and manganese) demonstrate excellent coincidence with the mapped alteration.  Seven rock samples of in-situ mineralization returned a mean grade of 5.77% zinc, 2.44% lead and 104 g/t (3.4 oz/t) silver.  A further 3 samples, collected from waste dump material, averaged 6.60% zinc, 3.68% lead and 216 g/t (6.95 oz/t) silver.

Ethos has advised that it intends to complete an initial program of mapping, sampling and geophysics to define targets for drilling.

Terms of the Agreement

Pursuant to the LOI, Ethos has an exclusive option to earn an undivided seventy (70%) percent interest in the Calera, Corrales and Santa Teresa properties by:

(a)

Paying to Cardero the sum of $750,000, as follows:

(i)

$250,000 by the day (the “Acceptance Date”) which is five (5) days after the Letter of Intent is accepted for filing by the Exchange;

(ii)

an additional $250,000 by the day which is one (1) year after the Acceptance Date;

(iii)

an additional $250,000 by the day which is two (2) years after the Acceptance Date;

(b)

Delivering to Cardero 2.0 million Ethos common shares, as follows:

(i)

400,000 shares by the day which is one (1) year after the Acceptance Date;

(ii)

an additional 700,000 shares by the day which is two (2) years after the Acceptance Date; and

(iii)

an additional 900,000 shares by the day which is three (3) years after the Acceptance Date; and

(c)

Maintaining the properties (including making all required payments pursuant to the underlying option agreements) in good standing during the option period.

Following the exercise of the option by Ethos, the Mexican subsidiaries of Ethos and Cardero will enter into a joint venture, with each party being responsible for its ongoing share of further expenditures.  If the interest of a participant is diluted to 10% or less, the interest of that participant will be converted to a 10% net profits interest royalty.

The option to Ethos is subject to the acceptance for filing of the LOI by the TSX Venture Exchange on behalf of Ethos, including fulfillment of the requirements for the completion of a qualifying transaction by Ethos under applicable TSXV policies.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the disclosure in this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

The work programs at Calera and Corrales were designed and supervised by Keith J. Henderson, Vice President, Exploration of Cardero, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously log, tag and track each individual sample, which is then security sealed and shipped to ACME Laboratories preparation facilities in Mexico for sample preparation and then to ACME Laboratories in Vancouver, B.C. for assay.  ACME’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ACME and an ISO compliant third party laboratory for additional quality control.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the completion by Ethos Capital Corp. of its qualifying transaction in order to proceed with the earning of an interest in the Calera, Corrales and Santa Teresa properties, and the discovery and delineation of mineral deposits/resources/reserves at any of such properties.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of Ethos to complete its qualifying transaction or to otherwise proceed with the option granted to it by the Company, the inability of Ethos obtain any necessary permits, consents or authorizations required for its proposed activities, the inability of Ethos or the Company to produce minerals from its properties successfully or profitably, the inability of Ethos or the Company to continue its projected growth, a decision by Ethos at any time not to proceed with option prior to the exercise thereof, the inability of Ethos or the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.